GO GREEN DIRECTORIES, INC.
1030 ALHAMBRA CIRCLE, CORAL GABLES, FL 33134
646.334.2859          646.415.9093 FAX

United States Securities Commission
Division of Corporate Finance
Washington, DC 20549

Attention: Mr. Mathew Crispino

Re:

File Number: 333-168263

Sir:

We are pleased to respond to your comment letter of April 7, 2011.

General
1.

We note the disclosure on your website regarding this offering. For example, we note the statement under the “About Us” tab that you are “registering shares of our common stock for resale pursuant to this prospectus.” Section 5(b)(1) of the Securities Act prohibits a written offer unless it is in a prospectus that complies with Section l0(a) of the Securities Act or otherwise meets an exception to the restrictions on written communications during the pre-effective period. For additional guidance, refer to Section 11B.2 of Release 337856 and Section III of Release 33-8591. Please advise us why you believe the information on your website is a permissible communication consistent with Section 5(b)(1). Alternatively, describe the steps you propose to take to achieve compliance with Section 5.

We have drafted new language for our website, eliminating any/all reference to our common stock and/or registration statement.  This language has been supplied to the concern constructing our website and we anticipate the site itself to reflect the updated language on or about June 1, 2011.   We had originally the concern with an early draft copy or our registration statement with the view that they would get a better feel for our endeavor and be able to translate it to our site.  It was not our intention that the registration statement language be published online.

Cover Page
2.

You indicate on the cover page of the prospectus that the selling shareholders will sell shares of your common stock at $0.02 per share until your common stock has been approved for quotation on the Over-The-Counter Bulletin Board (“OTCBB”), at which time sales will be made at prevailing market prices or privately negotiated prices. However, in a risk factor on page 5, you indicate that you will attempt to have your common stock quoted on the Over-the-Counter Pink Sheets QX service (“OTCQX”). Please reconcile this inconsistent disclosure. Also, please confirm your understanding that we do not consider the Pink Sheets to be an established trading market and your shares must sell at a fixed price until quoted on the OTCBB or listed on an exchange. Finally, please provide support for your statement in the risk factor on page 6 that the OTCQX is the “successor” to the OTCBB.

We note your comment. We were under the (mistaken) impression that the OTCBB was no more. We have updated our filing to eliminate all reference to the “Pink Sheets” and/or the OTCQX and have reverted back to our original disclosure that we were seeking a listing on the OTCBB.

Liquidity and Capital Resources. page 10
3.

Your response to prior comment 3 indicates that all suggested changes have been made; however, it is not clear where you made such changes. Please revise your Operations Plans, Liquidity and Capital Resources and Business section disclosures to clarify the following:

•

Your current disclosures indicate that the company anticipates the construction of your website will be completed by March 1, 2011. Considering the current Form S 1A was filed on March 22, 2011, please update us as to the status of your website and revise your disclosures accordingly;
We anticipate construction to be completed on or about June 1, 2011 and have updated the disclosures accordingly.  Please see pg. 9.

•

We note that you contracted for a “preliminary” listing on February 28, 2011. Revise to clarify whether you obtained a comprehensive list of green-businesses such that you can begin the initial demonstration period or include a discussion of what additional listings must be obtained in order for you to implement your business plan;
The contract for the listings was signed on March 1, 2011, and the listings were received and provider to the concern constructing our website a few weeks later.  We have updated our Statement and have redefined our 6-month initial demonstration period to begin on the date the Registration Period is accepted by the SEC. Please see pg. 8.

•

Disclose when the green-business listings will be posted to your website; On or about June 1, 2011.
This is complete.  Please see pg. 9.

•

Disclose the cost of the preliminary listing as well as additional costs you anticipate incurring to obtain further listings, if any;
The listings contracted to date cost $1500 semi-annually.  Additions and updates are included in this price.  Any additional listings and contacts from other sources will be negotiated separately.  Please see pg. 10.

You currently indicate that the company requires a minimum of $25,000 and up to $100,000 to fully implement your business plan. Revise to provide a breakdown of the amounts needed to implement your business plan. At a minimum, disclose separately the costs to compile the green-business listings; the costs to complete your six-month demonstration period and the cost to establish your brand; and
As discussed above, the listings contracted to date cost $1500 semi-annually.  Additions and updates are included in this price.  Any additional listings and contacts from other sources will be negotiated separately.  A discussion of additional costs (including advertising and marketing) is included in our updated Registration Statement.  Please see pgs. 10-14.

•

Disclose when you expect the six-month demonstration period to begin and when you anticipate your website will begin generating revenues for the company.
We have scheduled our 6-month initial demonstration period to begin on the date the Registration Period is accepted by the SEC.  Please see pg. 8, where we define “Initial Test Period”.  We expect to begin generating revenue as early as immediately following the end of our Initial Test Period as discussed on pg. 9.

Management

Executive Biographies, page 16
4.

Revise to disclose the month in which Mr. O’Shaughnessy joined the company. Similar revisions should be made to your risk factor disclosures on page 4 where you state that the company is confident Mr. O’Shaughnessy is now up to speed and is firmly in control of the affairs of the company.

This is complete.

Balance Sheet as at February 28, 2011
5.

Revise the February 28, 2011 balance sheet such that the total assets equal the total liabilities and stockholder’ equity.

This is complete.

General
6.

We note that you entered into a license agreement with GreenPeople, LLC on February 28, 2011. Tell us how you accounted for this agreement and where you recorded the costs of such agreement in your interim financial statements.

The contract and payment were not executed until March 1, 2011.  The payment will be reflected in the May 31, 2011 Financial Statement.

Note 6. Subsequent Events
7.

You indicate that subsequent events were evaluated through December 6, 2010, the date the financial statements were issued. However, we note this date precedes the date of your interim financial statements.  Please explain or revise your disclosures accordingly.

We have revised our disclosures to reflect the correct, later date.  This is complete.

We appreciate your previous comments and look forward to further observations, if necessary.

Thank you.

/s/ Brian J. O’Shaughnessy

cc: Via Email: Jill Arlene Robbins, Esq.